Exhibit 99.1

Thomson Reuters Announces Voting Results for Election of Directors

TORONTO, June 6, 2019 – Thomson Reuters (TSX / NYSE: TRI) today announced the voting results from the election of the company’s Board of Directors at its annual meeting of shareholders held yesterday in Toronto.

All 11 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

The results were as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Thomson	439,684,245	98.62%	6,132,296	1.38%
James C. Smith	440,847,219	98.89%	4,966,579	1.11%
Sheila C. Bair	445,345,682	99.89%	469,173	0.11%
David W. Binet	422,337,694	94.73%	23,473,360	5.27%
W. Edmund Clark, C.M.	422,229,427	94.71%	23,580,663	5.29%
Michael E. Daniels	435,940,443	97.79%	9,869,609	2.21%
Vance K. Opperman	430,123,737	96.48%	15,686,298	3.52%
Kristin C. Peck	437,876,721	98.22%	7,931,115	1.78%
Barry Salzberg	444,316,336	99.67%	1,486,445	0.33%
Peter J. Thomson	422,749,542	94.83%	23,052,697	5.17%
Wulf von Schimmelmann	438,610,211	98.39%	7,191,502	1.61%

For other items of business at the annual meeting, shareholders re-appointed PricewaterhouseCoopers LLP as the company’s auditor, approved an advisory resolution on executive compensation and did not approve the shareholder proposal set out in the management proxy circular. A final report on voting results has been filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is the world’s leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com